Exhibit 4.9

Summary of terms of warrants issued to certain consultants of Hunter Bates Mining Corporation.  These warrants are not yet certificated, but the parties intend to certificate based on the following material terms:

Five-year warrants to purchase an aggregate of 1,500,000 shares of Hunter Bates common stock at an exercise price of $0.01 per share.  Warrants include cashless exercise.  Prior to any attempted sale by the holder of any shares of common stock issuable upon exercise of the warrants, the holder is required to provide the Company a 30-day right of first refusal to purchase such shares at the same terms as offered to any third party.